UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

Thompson                        Andrew
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   (Last)                       (First)                   (Middle)

1000 Columbia Avenue
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                                    (Street)

Linwood                                  PA                 19061
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

February 20, 2003
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Foamex International Inc. (FMXI)
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Executive Vice President, Technical Products
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock                             5,000                         D
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Common Stock                             3,127.5402                    I                  401(k) Plan
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

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Options (right to buy
granted 04/26/00)       See note (1)  04/26/10(4)    Common Stock          1,000              5.0625          D
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Options (right to buy
granted 08/04/00)       See note (1)  02/03/09(4)    Common Stock          1,000              6.5625          D
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Options (right to buy
granted 04/16/01)       See note (1)  04/16/11(4)    Common Stock          1,000              5.25            D
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Options (right to buy
granted 08/03/01)       See note (1)  08/03/11(4)    Common Stock          7,500              7.50            D
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Options (right to buy
granted 04/08/02)       See note (1)  04/08/12(4)    Common Stock         10,000              8.76            D
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Options (right to buy
granted 08/21/02)       See note (2)  08/21/07(4)    Common Stock          2,500              6.44            D
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Options (right to buy
granted 12/18/02)       See note (1)  12/18/08(4)    Common Stock         12,500              2.10            D
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Options (right to buy
granted 01/31/03)       See note (3)  01/31/08(4)    Common Stock          5,000              2.23            D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Stock options vest and become exercisable in five annual installments of 20% each beginning one year after they are issued.

(2) 50% of these stock options vest after one year and 20 consecutive trading days of the Issuer's common stock at $13.50 per share, and 50% vest after two years and twenty consecutive trading days of the Issuer's common stock at $18 per share, or in any event after five years of the date of issue.

(3) Stock options vest and become exercisable five years after they are issued and must be exercised within one year of such time. The vesting of the stock options may accelerate and vest pro ratably over three years if the Issuer achieves EBITDA of $103 million in 2003.

(4) In addition, the option to purchase common stock of the Issuer terminates upon the occurrence of certain events set forth in the Stock Option Agreement.


/s/ Andrew Thompson                                        February 20, 2003
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      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.